MATERIAL INFORMATION

2025 Results FIRST QUARTER

FINANCIAL RESILIENCE WITH HIGH OPERATIONAL EFFICIENCY

676
692
719
741
745
Target 2025: 740-750
61
98
82
82
75
COP Trillion
17.2
8.2
3.1
32.5
15.9
6.6
38.9
17.8
5.7
31.3
14.2
4.0
31.4
13.3
3.1
1Q21
1Q22
1Q23
1Q24
1Q25

	1Q21	1Q22	1Q23	1Q24	1Q25
ROACE	6.1%	14.5%	17.8%	11.0%	9.9%
EBITDA MARGIN	48%	49%	46%	45%	42%

● Revenues ● EBITDA ● Net Income - Production (kboed) - Brent USD/BL

EBITDA by segment
18%
4%
13.3 TCOP
54%
24%
Upstream
Midstream
Downstream
Transmission and Toll Roads
42% EBITDA Margin

Net Income
Update on Surcharge + ISA Tariff Adjustmen
Impairment Recovery and CPO-09 Valuation
Internal Commotion Taxes
3.6
0.7
2.9
3.9
1.6
2.3
3.1
-0.1
3.2
3Q24
4Q24
1Q25
Net Income without one-off
One-off

5.5 TCOP paid to our shareholders (April 4 and 29)

1.6 TCOP FEPC accumulation to 1Q25

7.1 BCOP in accumulated efficiencies

Investment execution maintains a favorable dynamic at the end of 1Q25 (5.1 TCOP)

Energies for the transition
1Q25

Natural Gas and LPGt

Figures includes gas and LPG and excludes LNG

Accounted
21%
of total hydrocarbon

Pacific Regasification Plant: On February 28, 2025, a contract for comprehensive regasification logistics services was signed, with Ecopetrol participating as a user of this service

Hydrocarbons
1Q25

Production
745 Kboed
(+4.3 kboed vs 1Q25)

Midstream
1,092 Kbd
(-26.8 Kbd vs 1Q25)

Downstream
396 Kbd
(-32.5 Kbd vs 1Q25)

Exploración, Desarrollo y Producción

Caribe Offshore
Gas sample analyses are being expedited to advance the design of facilities that will enable its treatment and compliance with national market regulations

International
The FID for Gato do Mato, the first development project with Ecopetrol's participation in the pre-salt area of the Santos Basin in Brazil, has been approved

Caño Sur
Pipeline for evacuation and expansion of Contauros Station enters into operation

Transmission and toll roads
1Q25

Projects awarded

International: Progress continues as scheduled in the execution of Panamericana Este in Panama, Orbital Sur, and the complementary agreements for Ruta de la Araucanía, Ruta del Maipo, and Ruta de Los Ríos in Chile

Launch of the 2040 strategy 'Energy that Brings Life to the Transition' in line with Ecopetrol's strategy

18%
Contribution to the EG EBITDA

Accelerating the energies for the transition

69.1 BCOP
Positive contribution from the TESG

Reuse **82%**
of the total water required for our operations, equivalent to 43 million m³

21.2 to 1Q25
Energy Efficiency achieved an optimization of accumulated internal consumption since 2018

MME* Decree 1467 of 2024
enables new sources of offshore and imported natural gas

127.5 ktCO2e to 1Q25
Reduced GHG* emissions

CONTACT INFORMATION investors@ecopetrol.com.co

We started 2025 with results supported by our operational and financial strength. We are facing an environment affected by exogenous variables, geopolitical tensions and mainly with a strong impact from the fall in the prices of Brent benchmark crude oil. The Ecopetrol Group continues to demonstrate its operational resilience, supported by its diversification of markets and portfolio, the integration of the hydrocarbons business, the maximization of efficiencies, optimization and savings in operations, thus achieving favorable results and generating a competitive level of profitability in the industry.

In the first quarter of the year, we recorded revenues of COP 31.4 Trillion, an EBITDA of COP 13.3 Trillion, a net profit of COP 3.1 Trillion, an EBITDA margin of 42% and a ROACE of 9.9%. In April 2025, we made the dividends payment to our minority shareholders for an approximate value of COP 1 trillion and to our majority shareholder for an approximate value of COP 4.5 trillion, with the last payment to the Nation pending to be made at the end of June.

In the Hydrocarbons line, we highlight the strength of our traditional business, maintaining production at 745 kboed, within the goal set for the year despite the events in the local environment; on the other hand, the volumes transported stood at 1,092 kbd and refining throughputs at 396 kbd, despite the scheduled maintenance at the Barrancabermeja Refinery, operational and environmental events. We highlight the investment decision (FID) of the gas condensate project in the Santos Basin of Brazil, Gato Do Mato, in deep waters between 1,750 and 2,050 meters of water table from which it is expected to incorporate oil reserves by 2025

In terms of sales, we highlight the good start of the year for our commercial subsidiaries in Houston and Singapore facing global tensions that have arisen, as the differential of the crude oil basket was USD 6.26/bl compared to USD 8.26/bl in 1Q24, showing a strengthening of USD 2.0 bl, which corresponds to an improvement of 25%. The offices in Colombia, the United States and Singapore have managed to capture market opportunities and maximize the benefit for the Group.

In the line of Energies for Transition, we highlight the signing of the comprehensive logistics services contract for the Pacific Regasification Plant, which will have a regasification capacity of up to 60 million cubic feet per day (MCFD), with an estimated operation entry in the second half of 2026. Likewise, we highlight that during 1Q25 an energy optimization of 1.27 petajoules was achieved, equivalent to a saving of COP 22.9 billion in the operations of the Ecopetrol Group.

In the line of Transmission and Roads, we highlight the launch of ISA's 2040 strategy "Energy that gives life to the transition" that focuses on consolidating electric power transmission in Latin America, accelerating new businesses, doubling 2024 EBITDA, venturing into new geographies and active portfolio management

On the corporate governance front, the General Shareholders' Meeting was held, where the new members of the Board of Directors were elected, who will contribute in terms of diversity, age and gender, as well as their experience, will seek to preserve the Company's traditional business, ratifying their commitment to move towards a fair and responsible energy transition. In April, we filed the 20F form with the Securities and Exchange Commission (SEC) for the 2024 period. With this report, Ecopetrol, through its Board of Directors and senior management, demonstrates its solid practices in terms of compliance and transparency towards its investors in the international market.

Finally, given the market situation, the Group initiated actions aimed at reducing costs and expenses above the goal of the financial plan by one trillion pesos and has a flexibility of 500 million dollars in the execution of investments. Likewise, going forward we will continue monitoring market conditions and take the measures required to preserve the financial stability of the Ecopetrol Group. Historically we have been resilient and we are confident that we are prepared for the challenges that this year poses.

Ricardo Roa Barragán

President of Ecopetrol S.A.

The Ecopetrol Business Group generated net profit of COP 3.1 trillion in 1Q25, EBITDA of COP 13.3 trillion, and EBITDA margin of 42%. The quarterly results show an outstandng recovery in production growth, planned maintenance in the Refining segment to guarantee the production of quality fuels and the advantages of being a diversified business Group in an environment of lower hydrocarbon prices and high volatility.

Table 1: Financial Summary Income Statement - Ecopetrol Group

Billions (COP)	1Q 2025	1Q 2024	∆ ($)	∆ (%)
Total Sales	31,365	31,302	63	0.2%
Depreciation and amortization	3,738	3,452	286	8.3%
Variable costs	11,920	10,821	1,099	10.2%
Fixed Costs	5,047	4,790	257	5.4%
Sale costs	20,705	19,063	1,642	8.6%
Gross profit	10,660	12,239	(1,579)	(12.9%)
Operating and exploration expenses	2,280	2,437	(157)	(6.4%)
Operating profit	8,380	9,802	(1,422)	(14.5%)
Financial revenues (expenses), net	(2,418)	(2,002)	(416)	20.8%
Share in profit of companies	209	197	12	6.1%
Profit before tax on gains	6,171	7,997	(1,826)	(22.8%)
Income tax provision	(1,939)	(2,921)	982	(33.6%)
Net consolidated profit	4,232	5,076	(844)	(16.6%)
Non-controlling interest	(1,105)	(1,064)	(41)	3.9%
Net profit attributable to Ecopetrol shareholders	3,127	4,012	(885)	(22.1%)

EBITDA	13,258	14,238	(980)	(6.9%)
EBITDA Margin	42.3%	45.5%	-	(3.2%)

The figures included in this report are not audited and are expressed in billions of Colombian pesos (COP), or United States dollars (USD), or thousands of barrels of oil equivalent per day (kboed) or tons and are indicated as such when applicable. For the purposes of presentation, certain figures in this report were rounded to the nearest decimal place.

Forward-looking Statements: This release may contain forward-looking statements related to business prospects, estimates for operating and financial results, and growth of Ecopetrol. These are projections and, as such, are based solely on management's expectations regarding the future of the Company and its permanent access to capital to fund its business plan. Such forward-looking statements depend, basically, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, without limitation thereto; therefore, they are subject to change without prior notice.